UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2021

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Notice of redemption of outstanding bonds dated 21 October 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: November 01, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
GBP 150,000,000 (Outstanding GBP 75,195,000) Perpetual Subordinated Bonds (the "Bonds")

ISIN: XS0071252919

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Bonds on 27 November 2021 (the "Redemption Date"), in accordance with Condition 4(c) of the Bonds. The outstanding Bonds will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 27 November 2020 to, but excluding, the Redemption Date (the "Redemption Price"). Payment of the Redemption Price will be made on 29 November 2021 through the Clearing Systems. Accordingly, the listing of the Bonds on the Official List of the FCA and the admission of the Bonds to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 29 November 2021.

Should any holder of the Bonds have any queries in relation to this notice of redemption please contact:

Barclays Bank Treasury
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

Barclays Bank PLC

21 October 2021